UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Issuer)

Common Stock, par value $0.0006 per share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

With a copy to:

Lorrie T. Olivier	Jonathan Cahn
c/o Transmeridian Exploration Incorporated	Baker & McKenzie LLP
397 N. Sam Houston Pkwy E., Suite 300	815 Connecticut Avenue NW
Houston, Texas 77060	Washington DC 20006-4078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lorrie T. Olivier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
12,302,225

	8.	Shared Voting Power
5,070,000

	9.	Sole Dispositive Power
12,302,225

	10.	Shared Dispositive Power
5,070,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	17,372,225

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
14.6 percent

14.	Type of Reporting Person
IN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Olivier Family Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
12,302,225

	8.	Shared Voting Power
5,070,000

	9.	Sole Dispositive Power
12,302,225

	10.	Shared Dispositive Power
5,070,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	17,372,225

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
14.6 percent

14.	Type of Reporting Person
OO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Olivier Family Interests Ltd. (formerly JMJC Investments, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
3,800,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
3,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
3.3 percent

14.	Type of Reporting Person
CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Colamer Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
600,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
600,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	600,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
0.5 percent

14.	Type of Reporting Person
PN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Greencove Holdings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☒
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

British Virgin Islands

	7.	Sole Voting Power
-0-

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
670,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
670,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		670,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)
0.6 percent

14.	Type of Reporting Person
PN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Trans Meridian International, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☒
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization
British Virgin Islands

	7.	Sole Voting Power
-0-

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)
0.0 percent

14.	Type of Reporting Person
CO.

SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 4 (the “Amendment”) to the Schedule 13D initially filed on May 24, 2004 (as amended prior to the date of this Amendment No. 4, the “Original Schedule 13D”) is filed by Mr. Lorrie Olivier, The Olivier Family Interests Ltd. (formerly known as JMJC Investments, Inc.), Colamer Ltd., The Olivier Family Living Trust, Greencove Holdings and Trans Meridian International, Inc. (“TMII”) (collectively, the “Olivier Filing Parties”) with respect to the Common Stock, par value $0.0006 per share, of Transmeridian Exploration, Inc. (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

Item 2.	Identity and Background

The information in Item 2 of the Original Schedule 13D is hereby amended by the addition of the following information:

On March 31, 2008, the Issuer announced that it had terminated the Merger Agreement. See Item 4, below. Termination of the Merger Agreement resulted in termination of the JTA between Mr. Olivier and LCI. Accordingly, any “group” within the meaning of Section 13(d)(3) of the Exchange Act and SEC Rule 13d-5(b)(1) thereunder that may be deemed to have been formed by Mr. Olivier and the other Olivier Filing Parties and LCI upon their entering into the JTA terminated March 31, 2008.

Item 4.	Purpose of Transaction

The information in Item 4 of the Original Schedule 13D, is hereby further amended by the addition of the following information:

As described in the Original Schedule 13D (Amendment No. 2), Merger Sub’s and TMII’s obligation to commence the Offer under the Merger Agreement was subject to their execution of definitive documentation pursuant to which adequate financing will be made available to them to enable them to consummate the Offer and perform their other obligations under the Merger Agreement. TMII and Merger Sub undertook to use their reasonable best efforts to cause the satisfaction of this condition by the earliest practicable date. Under the Merger Agreement, the Issuer had the right to terminate the Merger Agreement if Merger Sub and TMII had not entered into such definitive documentation by January 31, 2008. On January 31, 2008, the Issuer announced that it had extended the time for TMII to enter into such definitive financing documents until February 15, 2008. The Issuer provided TMII with a letter dated February 1, 2008 confirming that extension. A copy of the Issuer’s extension letter was filed as Exhibit E to the Olivier Filing Parties’ Schedule 13D (Amendment No. 3).

On March 19, 2008, the Issuer announced that its board of directors had established certain milestones for completion of the proposed financing arrangements for the Merger. The Issuer stated that the first milestone related to detailed information required to be provided by March 21, 2008 and that its board had notified TMII that if it is not satisfied with such information, or if the financing condition contained in the Merger Agreement has not been satisfied by March 31, 2008, the Issuer would terminate the Merger Agreement.

On March 31, 2008, at approximately 3:35 p.m., Eastern Time, the Issuer filed its Annual Report on Form 10-K for the year ended December 31, 2007. In the Form 10-K, the Issuer stated that its board of directors was not satisfied with the information that has been provided to it by Mr. Olivier and TMII. Following the close of trading on March 31, 2008, the Issuer announced that as of March 31, 2008, it has terminated the Merger Agreement. Because the Merger Agreement was terminated by the Issuer prior to TMII satisfying the financing condition in the Merger Agreement, the Merger Agreement does not require payment by the Issuer of any termination fee to TMII.

Termination of the Merger Agreement resulted in termination of the JTA between Mr. Olivier and LCI. By virtue of the termination of the Merger Agreement and the JTA, the Olivier Filing Parties are not party to any present plans or proposals which relate to or would result in any of the transactions or other matters described in Item 4, paragraphs (a) through (j) of Schedule 13D. In its announcement of the termination of the Merger Agreement, the Issuer stated that it will continue to seek proposals from other interested parties with respect to an acquisition of the Issuer, although there can be no assurance that these efforts will result in any agreement or transaction. The Olivier Filing Parties intend to continue to evaluate their investment in the Issuer in light of any such proposals which may be made to the Issuer and all other relevant factors. The Olivier Filing Parties might consider the acquisition of additional shares of the Issuer’s Common Stock through private or open market purchases, and reserve the right to propose or re-propose a merger or other combination with the Issuer by any means deemed advisable by the Olivier Filing Parties. Alternatively, the Olivier Filing Parties reserve the right to sell or otherwise dispose of their shares of the Issuer’s Common Stock. Any of these possible transactions could be on terms the same as, or more or less favorable than, the Offer and the Merger.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by the addition of the following information:

The information relating to the Merger Agreement and the JTA set forth in Item 4 of this Schedule 13D, Amendment No. 4, is qualified in its entirety by reference to the complete text of such agreements, which are exhibits to this Schedule 13D.

Except as disclosed in the Original Schedule 13D or as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Olivier Filing Parties or between such persons and any person with respect to any securities of the issuer.

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2008

Signature:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier

THE OLIVIER FAMILY LIVING TRUST

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Trustee

THE OLIVIER FAMILY INTERESTS LTD.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Secretary/Treasurer

COLAMER LTD.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Managing Partner

GREENCOVE HOLDINGS

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Managing Partner

TRANS MERIDIAN INTERNATIONAL, INC.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	President/Director